2500, 101 – 6th Avenue SW

Calgary, AB T2P 3P4

Phone (403) 264-6161

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Gentry Increases Proved Reserves by 13%

Calgary, Alberta, March 12, 2007 - Gentry Resources Ltd. ("Gentry") is pleased to announce its year end reserves for the reporting year ended December 31, 2006.

2006 Accomplishments

•

Proved reserves at December 31, 2006 increased by 13% to 6.7mmboe up from
6.0mmboe recorded December 31, 2005. Proved reserves represent 66% of the Company’s total reserves.

•

Proved finding and development costs were $18.38 per boe.

•

Production replacement on a proved basis before dispositions, was 162% of 2006 production.

•

Gentry’s reserves were evaluated for the first time by Sproule Associates Limited.

•

Proved and probable reserves, prior to dispositions of 0.4mmboe, were essentially flat year over year.  Year end proved and probable reserves were 10.1mmboe.

•

Proved and probable finding and development costs over the past three year averaged  $21.05 per boe. Proved and probable finding and development costs for 2006 were $31.05 per boe.

•

Average production increased by 27% year over year to 4,175 boe/d from 3,280 boe/d in 2005. Gentry’s fourth quarter production averaged 4,335 boe/d compared to 3,936 boe/d in the third quarter, an increase of 10%.

•

Year end net asset value per share discounted at 5% was $5.82, or $5.04 discounted at 10%.

•

Gentry’s net undeveloped Western Canada land holdings increased by 14% to 179,255 net acres from 157,527 net acres in 2005.

•

Gentry has an option to earn approximately 100,000 net acres (156 sections) from the previously announced Princess Farm-in Agreement. The Company has in excess of
1200 km squared of mostly contiguous 3D seismic covering a significant portion of the Princess undeveloped and option land base. The contiguous land base and 3D seismic provides the Company with several years of exploratory and development drilling activity.

•

Gentry drilled a total of 51 wells (48.0 net) in 2006, yielding a 90% success rate (91% net) resulting in 22 gas wells (20.5 net), 19 oil wells (18.2 net) and five abandoned wells
(4.5 net). Five wells (4.8 net) remain suspended awaiting further completion.

•

Gentry maintained a solid balance sheet with year end net debt of approximately $47mm (unaudited). The Company continues to own 10.7 million shares of an internationally focused oil and gas company which has a market value of approximately $14mm.

RESERVES

An independent engineering evaluation of Gentry’s petroleum and natural gas reserves was completed by Sproule Associates Limited effective December 31, 2006 (the “Sproule Report”). These estimates were prepared in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Gentry’s reserves committee which reviews the qualifications and appointment of the independent reserves evaluators, also reviews the process for providing information to the evaluators. It meets with the independent evaluators to discuss the procedures used in the independent report, to review the Company’s major properties and to identify and discuss any areas of risk. As such the Sproule Report was reviewed by the reserves committee of Gentry and was approved by the Company’s Board of Directors on March 9, 2007.

The reserve data provided in this release only represents a portion of the disclosure required under
NI 51-101.  Additional disclosure will be provided in the Company’s Annual Information Form to be filed at www.sedar.com on or before March 31, 2007.

RESERVES SUMMARY TABLE – FORECAST PRICES AND COSTS
Working Interest Reserves

As at December 31(1)	2006			2005
	Oil & Liquids (mbbls)	Gas (mmcf)	Oil Equiv. (mboe)	Oil Equiv. (mboe)	Percent Change (%)
Proved
Developed Producing	2,761	17,041	5,601	5,306	6
Developed Non-producing	148	1,022	319	560	(43)
Undeveloped	115	4,030	787	94	737
Total Proved	3,023	22,093	6,706	5,958	13

Probable
Developed	684	5,322	1,571	3,087	(49)
Undeveloped	477	8,126	1,831	1,622	13
Total Probable	1,161	13,448	3,402	4,707	(28)

Proved plus Probable	4,184	35,542	10,109	10,665	(5)

(1) Due to rounding, some columns may not add precisely.

At December 31, 2006, Gentry’s proved producing reserves grew by 6% to 5,601 mboe from the prior year. Proved reserves increased 13% to 6,706 mboe. Total proved and probable reserves were 10,109 mboe, down 5% compared to the end of 2005.

Approximately 45% of Gentry’s proved reserves are crude oil and natural gas liquids and 55% are natural gas.  On a proved plus probable basis, Gentry’s reserves are 41% oil and liquids and 59% natural gas.

NET PRESENT VALUE OF RESERVES – FORECAST PRICES AND COSTS

Gentry’s crude oil, natural gas liquids and natural gas reserves were evaluated using the Sproule Report and are prior to any provision for income taxes, interest, debt service charges and general and administrative expenses.  It should not be assumed that the discounted future net production revenues estimated herein represent the fair market value of the reserves.

December 31, 2006(1)(2)	Discounted at
	NPV 0% ($000s)	NPV 5% ($000s)	NPV 10% ($000s)	NPV 15% ($000s)	NPV 20% ($000s)
Proved
Developed Producing	149,229	123,354	108,123	97,574	89,609
Developed Non-producing	8,172	6,734	5,728	4,991	4,432
Undeveloped	16,065	13,492	11,483	9,884	8,588
Total Proved	173,466	143,580	125,333	112,449	102,630

Probable
Developed	43,184	28,375	22,071	18,271	15,624
Undeveloped	37,481	28,920	23,059	18,855	15,722
Total Probable	80,665	57,296	45,130	37,126	31,347

Total Proved plus Probable	254,131	200,875	170,463	149,575	133,977

(1)

As required by NI 51-101, undiscounted well abandonment costs of $5.6 million for proved reserves and $6.1 million for proved plus probable reserves are included in the net present value determination.

(2)

Due to rounding, some columns may not add precisely.

At a 10% discount, the proved producing reserves make up 63% of the proved plus probable value while total proved reserves account for 74% of the proved plus probable value.

RESERVE LIFE INDEX AND PRODUCTION REPLACEMENT RATIO

The Company’s RLI, on a proved and probable basis and using fourth quarter 2006 volumes of 4,335 boe/d, is 7.9 years for crude oil and liquids and 5.6 years for natural gas, resulting in a combined RLI of 6.4 years.

During 2006, proved reserve additions, calculated on a Company Interest basis and before dispositions, replaced production volumes by 162%.

FORECAST PRICES

Product price forecasts used in the Sproule Report is summarized below:

	WTI Oil ($US/bbl)	Edmonton Lt Oil ($Cdn/bbl)	Spot Natural Gas ($Cdn/mmbtu)
2007	65.73	74.10	7.72
2008	68.82	77.62	8.59
2009	62.42	70.25	7.74
2010	58.37	65.56	7.55
2011	55.20	61.90	7.72
2012	56.31	63.15	7.85

FINDING AND DEVELOPMENT COSTS (unaudited)

Gentry’s gross capital expenditures for 2006 were $42.8 million. Including changes to future development capital, finding and development costs were $18.38/boe on a proved basis and $31.05 on a proved and probable basis.

Finding and Development Costs (1)(2)

	Proved ($ per boe)	Proved and Probable ($ per boe)
2006	18.38	31.05
2005	27.90	20.05
3 yr average	21.05	20.21

(1)

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

(2)

BOEs may be misleading, particularly if used in isolation. A  BOE conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead.

NET ASSET VALUE (unaudited)

At December 31, 2006, Gentry had a before tax net asset value of $5.04 per share using total proven plus probable reserves as evaluated in the Sproule Report discounted at 10% and the Company’s assessment of undeveloped land, seismic data, investments and net debt.

The calculation of net asset value per share is outlined in the following table:
(000s, except share amounts)

	5% discount	10% discount
Net present value of proved plus probable reserves (1)	$ 200,875	$ 170,463
Undeveloped land (2)	45,293	45,293
Seismic(2)	12,993	12,993
Investments(3)	13,889	13,889
Net debt(4)	(46,985)	(46,985)
Total	$ 226,065	$ 195,653
Outstanding shares	38,811,130	38,811,130
Net asset value per share	$ 5.82	$ 5.04

(1)

As per the Sproule Report.

(2)

As evaluated by the Company.

(3)

Market value.

(4)

Unaudited.

UNDEVELOPED LAND – WESTERN CANADA

Undeveloped Western Canada Land Holdings (acres)
As at December 31, 2006
Gross	346,921
Net	179,255

This land base provides considerable opportunity for the Company’s future growth.

Just over 115,000 net acres are fee simple lands located in the Company’s Princess core area of Alberta.  These fee simple lands have no expiry date.

About Gentry

Gentry is a Calgary-based oil and natural gas company active in the exploration, development and production of crude oil and natural gas in western Canada.  The Company has grown primarily through aggressive exploration and development of its lands.  Gentry trades on the TSX under the symbol “GNY” and currently has 38,867,110 common shares outstanding.

Disclaimer:  Statements in this press release may contain forward-looking statements, including management’s assessment of future plans and operations and including expectations of future production and capital expenditures.  These statements are based on current expectations that involved numerous risks and uncertainties, which will cause actual results to differ from those anticipated.  These risks include, but are not limited to:  the risks of the oil and gas industry (e.g. operational risks in exploration, development and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), and price fluctuation.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

(403) 264-6161

R. Gordon McKay, Chief Operating Officer

(403) 264-6161

Ketan Panchmatia, Chief Financial Officer

(403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

TSX Symbol:  GNY